FORM 51–102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Asanko Gold Inc.
680 – 1066 West Hastings Street
Vancouver, British Columbia V6E 3X2

Item 2	Dates of Material Changes

March 29, 2018 and April 4, 2018

Item 3	News Release

A news release was issued by Asanko Gold Inc. (“Asanko” or the “Company”) on each of March 29, 2018 and April 5, 2018 and distributed through Globe Newswire and filed on SEDAR.

Item 4	Summary of Material Changes

On March 29, 2018, the Company announced that it had entered into certain definitive agreements under which Asanko would, pursuant to the transactions described in those agreements, see a total of $185 million invested by affiliates of Gold Fields Limited (“Gold Fields”) to acquire a 50% joint venture (“JV”) interest in certain Asanko affiliate corporations which own the Asanko Gold Mine and other mineral properties in Ghana. Gold Fields (JSE:GFI) (NYSE:GFI), is one of the world’s largest gold producers and the second largest gold producer in Ghana. Under the definitive agreements, affiliates of Asanko and Gold Fields will form an 50:50 JV through equity investments in three subsidiaries of Asanko which will collectively own Asanko’s 90% interest in the Asanko Gold Mine and other assets and properties. The Government of Ghana will continue to hold a free-carried 10% interest in the JV corporation which owns the Asanko Gold Mine. In addition to the JV interest, a Gold Fields affiliate agreed to purchase a 9.9% shareholding interest in Asanko for approximately $17.6 million (22,354,657 shares at approximately $0.79) (the “Private Placement”). On April 5, 2018 Asanko announced that the Private Placement had been completed, leaving the approval of the Government of Ghana as the principal condition to closing of the JV Transaction (as defined herein). Such government approval has been applied for as of the date hereof.

Unless otherwise noted, all references to “$” in this Material Change Report mean the United States dollars.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On March 29, 2018 Asanko and its subsidiaries PMI Gold Corporation, Asanko Gold Ghana Limited and Adansi Gold Company (GH) Limited (together, the “Asanko Parties”), entered into a combination agreement (the “Combination Agreement”) with Gold Fields Netherlands Services B.V., Gold Fields Orogen Holding (BVI) Limited and Marsh Holdings Inc. (“GF Canada”). Each of Gold Fields Netherlands Services B.V., Gold Fields Orogen Holding (BVI) Limited and GF Canada is a wholly owned subsidiary of Gold Fields (the subsidiaries are together the “GF Parties”). In accordance with the Combination Agreement, the Company completed the Private Placement to GF Canada of 22,354,657 common shares, at a price of approximately $0.79 (C$1.0121) per share, for aggregate proceeds of $17,555,205. The Private Placement closed after market close on April 4, 2018. Concurrently with completion of the Private Placement, the Company also entered into an investor rights agreement with GF Canada (the “Investor Rights Agreement”).

Combination Agreement

The Combination Agreement was entered into in connection with forming the proposed 50% corporate JV between the Company and certain of its affiliates and certain affiliates of Gold Fields to jointly own and operate the Asanko Gold Mine in Ghana and its associated properties (the “JV Transaction”). The Combination Agreement principally contemplates:

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Firstly, a capitalization of Asanko’s intercompany indebtedness by which it previously funded development of the Asanko Gold Mine. Under certain capitalization transactions, the Asanko Parties’ intercompany loans will be consolidated into a newly formed Isle of Man subsidiary of Asanko (“JV FinCo”). The existing net Asanko intercompany loan amounts will be assigned to JV FinCo and, except for approximately $205 million, will be capitalized into common shares of JV FinCo. The $205 million will be capitalized into JV FinCo redeemable shares to be owned by Asanko.

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After the loan capitalization, two redeemable share investments aggregating approximately $185 million will be made by one of the GF Parties into JV FinCo. The first investment will be made on the JV Transaction closing date, comprising an initial approximately $165 million which will be used to repay the principal and accrued interest owing by the Company to RK Mine Finance Trust I (“Red Kite”) under a definitive senior facilities agreement (the “RK Loan”) dating from 2014. The funds from that loan were used to construct the Asanko Gold Mine. Concurrently with the initial redeemable share investment, certain of the GF Parties will purchase 50% of the common share equity of JV FinCo and 50% of Asanko’s Ghana subsidiaries for relatively nominal consideration.

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A further $20 million will be invested in JV FinCo redeemable shares by one of the GF Parties in a second investment to be made upon the earlier of the occurrence of certain milestone events and December 31, 2019, the proceeds of which will be immediately paid over by JV FinCo to redeem $20 million of Asanko’s redeemable shares of JV Finco thereby equalizing each side’s redeemable share investments into JV FinCo at approximately $185 million.

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In the event the JV Transaction does not complete by June 30, 2018, the GF Parties are obligated, at Asanko’s request, to advance a $20 million convertible loan to JV FinCo to fund the July 1, 2018 payment of principal due to Red Kite, as described below under “Interim (Backstop) Loan”

•	Asanko has agreed to provide share registration rights to GF Canada in connection with the Private Placement shares it purchased.

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The form of JV agreement (“JVA”) to be entered into has been generally agreed but is being finalized as of the date hereof. It will govern the operation and development of the JV inclusive of Asanko Gold Mine operations from closing. The JVA is further described below and will see Asanko appointed the Manager (a role sometimes referred to as JV “operator”) of the joint operations in a related manager’s agreement for fees expected to be some $6 million per year.

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The definitive agreements contain customary representations and warranties and interim covenants were provided by the Asanko Parties and the GF Parties, including the Company agreeing to operate its business in ordinary course until the completion of the JV Transaction.

Investor Rights Agreement

Under the Investor Rights Agreement, Asanko and GF Canada have agreed as follows:

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The Company has granted GF Canada a pre-emptive right to maintain its prevailing equity interest in the Company (currently 9.9%) in the event that the Company issues common shares in future. The pre-emptive right excludes certain types of share issuance, such as those for strategic acquisitions and incentive options, however GF Canada will have the right to “top-up” to its prevailing percentage before such excluded issuances through participation entitlement in Asanko’s next offering of shares for cash. If GF Canada sells down its position or fails to take up Asanko shares when offered, the pre-emptive right percentage reduces. The pre-emptive right ceases on the earlier of GF Canada being reduced below 5% (provided that GF Canada has had the opportunity to “top-up” its pro-rata percentage in an offering of shares for cash prior to any termination for reduction below 5%), or April 4, 2023 and is not increased by any shares acquired by the GF Parties on conversion of the Interim Loan.

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GF Canada has agreed not to vote its Asanko shares against (i) Asanko’s proposed nominees for election to the board of directors of the Company; or (ii) any other matters comprising annual shareholder meeting business or which are otherwise ordinary course of business (however GF Canada may always abstain from voting).

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In the event GF Canada wishes to dispose of its Asanko shares in an amount greater than 2% of the outstanding shares, it has agreed to help ensure an orderly market by allowing the Company a short opportunity to first seek to source purchasers for such shares. GF Canada has also agreed to negotiate in good faith with any prospective purchasers identified by the Company with the objective of completing a sale(s) to the proposed purchasers.

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Until April 4, 2019, GF Canada will standstill and not acquire more than 9.95% of the Company, or enter into any agreement or make any offer to acquire any material property or assets of the Company or to propose or seek to effect any amalgamation, merger, arrangement or other business combination or restructuring transaction with respect to the Company. GF Canada would be released from the standstill early in certain customary events where Asanko is put into play.

Interim (Backstop) Loan

The Combination Agreement also provides Asanko with the right to require the GF Parties to advance it an interim loan (the “Interim Loan”) of up to $20 million if closing of the JV Transaction is delayed. The Interim Loan would be converted into common shares of the Company if the JV Transaction does not complete and Asanko is unable to repay the Interim Loan in cash within the required repayment period described below. More particularly, Asanko will have the option to require that the Interim Loan be advanced if it reasonably anticipates that the JV Transaction will not close by June 30, 2018. The purpose of the Interim Loan is to enable the Company to make a $20 million payment of principal to Red Kite under the RK Loan that is due to Red Kite on July 1, 2018. If the Interim Loan is advanced and the JV Transaction later completes, the amount of principal and interest on the Interim Loan will be applied towards and deemed to form part of the GF Parties’ required initial loan contribution to JV FinCo and so would not be converted into Asanko shares. If the Interim Loan is advanced and the JV Transaction does not complete, then the Interim Loan will be automatically converted into Asanko shares on the date that is 30 days following written demand for repayment by the relevant GF Parties, made any time after 6 months from its advance if Asanko has not by then repaid the loan.

If converted, the Interim Loan would be converted into a number of shares as would result in Gold Fields and its affiliates collectively holding not more than a maximum 19.9% of the outstanding common shares of the Company inclusive of the shares purchased on April 4, 2018 in the Private Placement. This number of shares currently approximates a maximum of 28,190,339 additional shares. The conversion price at which such conversion shares will be issued will be determined in accordance with the policies of the Toronto Stock Exchange (the “TSX”) with any remaining amount of the Interim Loan not settled in shares payable in cash.

Conditions Precedent to JV Transaction Closing

The closing of the Combination Agreement for the JV Transaction is principally subject to the following closing conditions:

•	Securing a no objection ruling from the Ghanaian Minister of Lands and Natural Resources in respect of the 50% transfer of indirect ownership of the Asanko Gold Mine interest to the GF Parties.

•	That there has been no material adverse effect (as defined) in respect of Asanko.

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The performance by each of the parties of its covenants and the accuracy of each of its representations and warranties, absence of any legal proceedings preventing consummation of the JV Transaction, and customary closing opinions and documents.

The Joint Venture Agreement (“JVA”)

The JVA will govern the joint venture relationship between the relevant Asanko Parties and the GF Parties respecting the ownership and operation of the assets and liabilities of the JV including the Asanko Gold Mine upon closing of the JV Transaction. The Asanko Parties and the GF Parties will own their respective interests in the Asanko Gold Mine and other assets through the equal ownership of shares of Asanko Gold Ghana Limited, the current Asanko subsidiary which is owner of the Asanko Gold Mine, Adansi Gold Company (GH) Limited, an affiliated company which owns other Ghanaian mineral property interests, and JV FinCo. The Government of Ghana will continue to retain a 10% free-carried interest in Asanko Gold Ghana Limited.

The form of the JVA has been generally agreed as of the date hereof with any remaining matters to be subject to expert determination if the parties cannot resolve them directly within a defined short timeframe. The JVA generally provides

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Establishment of a management committee with equal representation from collectively the Asanko Parties and the GF Parties, to oversee and operation and any development of the JV which will include three JV companies.

•	Voting on the management committee is in accordance with the parties respective JV ownership interests and hence is initially 50:50.

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An expedited dispute resolution process by reference to an expert for “ordinary decisions”, which are all decisions which are not “supermajority decisions”. Supermajority decisions require 85% voting approval and so will effectively require unanimity as long as the parties are 50:50. Supermajority decisions principally include:

(1)	Approval of annual programs and budgets including changes from the previous year or to the life-of-mine business plan which vary by more than 6%.

(2)

Expansion of the area of the operations beyond the development area, the disposition or surrender or relinquishment of property titles, the disposal or sale of any assets which exceeds $30 million, or abandonment of operations, or approval of a closure plan.

(3)	The sale, lease or exchange of all or substantially all of the JV assets or merger or consolidation of any of the JV operations or entities with any other business or entity.

(4)	Placing the mining operations on "care and maintenance" unless they are projected to operate with negative cash flow beyond certain defined time and amount thresholds.

(5)	Any changes in the JV auditor, its accounting policies, and engaging in certain financial transactions such as hedging or foreign currency obligations for the JV.

(6)	The JV borrowing in excess of $5 million and granting security interests in JV assets, and effecting other transaction types generally in excess of $5 million.

(7)	Initiating or settling lawsuits in excess of certain thresholds.

(8)	Approval of any material delay of expenditure of more than the greater of 15% and $5 million in relation to an approved budget.

(9)

Any change in the constating documents or in the authorized capital of any JV company or the taking of any steps to sell shares, merge, wind-up or terminate a JV Company or convert any shareholder loan of any JV company into shares of that JV company.

•	Supermajority decisions are not subject to expert determination or arbitration and each side is permitted to vote on them in its own self-interest.

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Asanko will act as JV Manager (or operator) under a separate management agreement that will establish the duties and responsibilities of Asanko as Manager and the manner of determination of the compensation payable to Asanko as Manager. Compensation is agreed to be some $6 million per year. Asanko can be removed for customary reasons including misconduct, insolvency and JV equity dilution of its interest below a 30% interest in the JV.

•	The manner of preparation and approval of programs and budgets for the Asanko Gold Mine and timing for their adoption and implementation.

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The parties have agreed that funding for the JV will generally come firstly from cash flow from Asanko Gold Mine operations, secondly from third party borrowings and lastly from cash calls to the parties themselves. Where program funding is requested of the parties in excess of $20 million per year, a party may elect to fund a lesser amount of the program or none at all and will in such case suffer equity dilution in the JV if the other party funds the shortfall.

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The JVA has equity dilution provisions based on the amount of non-participation in a program calculated as a fraction of the amount not funded divided by the appraised value of the JV. The JVA also has penalty equity dilution of 150% of the voluntary dilution amount where a party commits to a program funding but fails to timely provide it.

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Under the JVA each party has the right undertake the sole risk development in respect of a new development program which is supported by a “positive” (≥ 15% rate of return) feasibility study where the other party declines to participate. In such event the funding party will act as Manager to implement the new development and must include compensation to the other party for any interference in existing mine operations. The other may party may back-in to the new development by paying its pro rata share plus a 50% risk premium within 6 months of project completion. If the other party does not elect to back-in, then the sole risk party will take 100% of cash flow until payback plus a 100% risk premium. After achieving invested funds payback including interest, plus a 100% premium, the sole risk party will then offer to the other party to contribute the development project to the JV for $1.

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The JVA defines customary events of default and remedies of a non-defaulting partner against a defaulting partner, including circumstances where the sale of the interest of a defaulting partner may be compelled, subject the ability of the defaulting partner to make cover payments where defaults may be remedied within an agreed period of time.

•	The JVA has provisions relating to capital accounts, records, other accounts, reports and audits and establishes the criteria for adjustment and determination of distributable cash.

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The JVA has restrictions on transfer and manner of sale obligations, including rights of pre- emption as well as mechanics for dispute resolution including use of arbitration insofar as possible to resolve disputes outside of court.

Anticipated Impact on Company’s Financial Statements

For accounting purposes the JVA will establish joint control of the Asanko Gold Mine between the Asanko Parties and the GF Parties (the “Joint Arrangement”). As the Company does not retain sole control of the Asanko Gold Mine, and due to the fact that the Joint Arrangement will be structured within the legal entities of JV FinCo, Asanko Gold Ghana Limited and Adansi Gold Company (GH) Limited, the Joint Arrangement is expected to represent a joint venture as defined under IFRS11 – Joint Arrangements. As a result, upon closing of the JV Transaction, Asanko is expected to commence equity accounting for its interest in the Joint Arrangement and that the Company will therefore derecognize all the assets and liabilities of its Ghanaian subsidiaries, as well as the carrying amount of previously recognized non-controlling interests in Asanko Gold Ghana Limited. The Company will recognize the fair value of the consideration received from the GF Parties, as well as the fair value of the investment that the Company retains in the Joint Arrangement. The Company expects to record a loss associated with the loss of control in the Asanko Gold Mine. The non-cash loss associated with the loss of control is expected to be about $0.60 to $0.80 per share, however, it cannot currently be definitively quantified as it remains subject to changes arising from the ongoing investment in and depletion of assets of the Asanko Gold Mine up to the closing date of the JV Transaction. Such closing date of the JV Transaction is currently unknown. Subsequent to the closing of the JV Transaction, the Company will increase or decrease the carrying amount of its investment in the Joint Arrangement for the Company’s share of the profit or loss of the Joint Arrangement.

SEDAR Filing

A copy of each of the Combination Agreement and Investor Rights Agreement is being filed concurrently on SEDAR with the filing of this Material Change Report. A copy of the final JVA will be filed when it is entered into on closing. Investors are advised to refer to the copy of the filed agreements for a complete description of the terms of the aforementioned agreements. The summary of material terms provided herein is qualified by reference to the entirety of the agreements.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Fausto Di Trapani
Chief Financial Officer
Telephone: 778-729-0627

Item 9	Date of Report

April 9, 2018